

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2022

Stephen Furlong
SVP, Chief Financial Officer and Treasurer
Neuronetics, Inc.
3222 Phoenixville Pike
Malvern, PA 19355

       **Re:  Neuronetics, Inc.**
           **Registration Statement on Form S-3**
           **Filed August 5, 2022**
           **File No. 333-266617**

Dear Mr. Furlong:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Dorrie Yale at 202-551-8776 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc:     Scott Lesmes